                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from ________ to ________

                         Commission file number 0-26762

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PEDIATRIX MEDICAL GROUP, INC. THRIFT AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PEDIATRIX MEDICAL GROUP, INC.
                              1301 Concord Terrace
                           Sunrise, Florida 33323-2825

                                EXPLANATORY NOTE

         Pursuant to General Instruction A.2 to Form S-8, this Annual Report on Form 11-K is being filed concurrently with the filing of the Registration Statement on Form S-8 of Pediatrix Medical Group, Inc. in respect of the Pediatrix Medical Group, Inc. Amended and Restated Thrift and Profit Sharing Plan.



             PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN


                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                TABLE OF CONTENTS


Report of Independent Certified Public Accountants                                                       1

Financial Statements:

       Statements of Net Assets Available for Benefits
            as of December 31, 2001 and 2000                                                             2

       Statements of Changes in Net Assets Available for Benefits
            for the years ended December 31, 2001 and 2000                                               3

       Notes to Financial Statements                                                                  4-10

Supplemental Schedule:

       Schedule of Assets Held for Investment Purposes as of December 31, 2001                          11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Plan Administrator of the Pediatrix Medical Group Thrift and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pediatrix Medical Group Thrift and Profit Sharing Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Ft. Lauderdale, Florida
June 14, 2002

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

ASSETS:                                                                                  2001              2000
                                                                                         ----              ----
Investments, at fair value (see Note 3)                                            $     41,486,275   $     38,228,705
Receivables:
   Employer contributions                                                                 2,712,870          1,748,776
   Participant contributions                                                                395,210            389,076

LIABILITIES:

Distribution payable                                                                        (1,371)            (1,198)
                                                                                   ---------------    ---------------
Net assets available for benefits                                                  $     44,592,984   $     40,365,359
                                                                                   ---------------    ---------------


   The accompanying notes are an integral part of these financial statements.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                                                         2001              2000
                                                                                         ----              ----
Additions to net assets attributed to:
   Investment income:
     Interest and dividend income                                                  $       792,538   $     3,302,715
     Net depreciation in the fair value of investments                                  (3,574,899)       (3,014,943)
                                                                                   ---------------   ---------------

       Net investment (loss) income                                                     (2,782,361)          287,772
                                                                                   ---------------   ---------------
   Contributions:
     Employer                                                                             2,712,870        1,748,776
     Participants                                                                         6,981,240        6,590,379
                                                                                   ---------------   ---------------

       Total contributions                                                                9,694,110        8,339,155
                                                                                   ---------------   ---------------

       Total additions                                                                    6,911,749        8,626,927
                                                                                   ---------------   ---------------

Deductions from net assets attributed to:
   Benefits paid to participants                                                          2,684,124        1,564,585
                                                                                   ---------------   ---------------

       Total deductions                                                                   2,684,124        1,564,585
                                                                                   ---------------   ---------------

       Net increase                                                                       4,227,625        7,062,342

Net assets available for benefits:
   Beginning of year                                                                     40,365,359       33,303,017
                                                                                   ---------------   ---------------

   End of year                                                                     $     44,592,984  $    40,365,359
                                                                                   ---------------   ---------------


   The accompanying notes are an integral part of these financial statements.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF PLAN

         Pediatrix Medical Group, Inc. (the "Company") sponsors the Pediatrix Medical Group Thrift and Profit Sharing Plan (the "Plan") which was adopted January 1, 1991.

         Effective January 2001, the Company amended the Plan to include the Fidelity Management Trust Company's Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund and Freedom 2040 Fund as additional investment options.

         The following description of the Plan is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and plan termination may be found in the Plan document which is available to all participants upon request.

         General

         The Plan is a defined contribution plan covering substantially all of the Company's eligible employees and the employees of the professional associations whose operations are consolidated with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions

         The Company may, at the discretion of its Board of Directors, make contributions to the Plan. Participants may make voluntary pre-tax contributions, not to exceed 20 percent of the participant's compensation. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions are subject to certain limitations. The maximum pre-tax contribution allowed during 2001 and 2000 was $10,500. Effective April 2000, the Company amended the Plan to include after tax contributions. In addition to any pre-tax contributions, participants may make after tax contributions, not to exceed 10 percent of the participant's compensation.

         Participant Accounts

         Contributions to the Plan are invested at participants' discretion in 22 separate Fidelity Management Trust Company ("Fidelity") investment funds as follows:

         o Fidelity Fund - invests in common stock of large companies.

         o Puritan Fund - invests in diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds.

         o Contrafund - invests in common stocks of undervalued companies.

         o Investment Grade BD Fund - invests in investment-grade, fixed-income securities.

         o Growth and Income Fund - invests in U.S. and foreign stocks.

         o Overseas Fund - invests in foreign securities.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

         o Blue Chip Fund - invests in diversified portfolio of common stocks of established domestic and foreign companies considered industry leaders.

         o Worldwide Fund - invests in securities issued anywhere in the world.

         o Equity Income II Fund - invests in income-producing domestic and foreign equity securities.

         o Ginnie Mae Fund - invests in U.S. Government securities and instruments related to U.S. Government securities.

         o Managed Income Portfolio - invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

         o Spartan U.S. Equity Index Fund - invests mainly in common stocks included in the S&P 500 and lending securities.

         o Retirement Money Market Fund - invests in high quality, short-term money market securities.

         o Pediatrix Stock Fund - invests in the Company's common stock purchased in the open market.

         o Neuberger & Berman Genesis Trust Fund - invests mainly in common stocks of companies of any size focusing on specific sections.

         o Invesco Dynamics Fund - invests primarily in common stocks of U.S. companies traded on national securities exchanges and over-the counter.

         o Freedom Income Fund - invests in Fidelity stock, bond, and money market mutual funds.

         o Freedom 2000 Fund - invest approximately 41%, 44% and 15% in Fidelity stock, bond, and money market mutual funds, respectively.

         o Freedom 2010 Fund - invests approximately 65%, 33% and 2% in Fidelity stock and bond mutual funds, respectively.

         o Freedom 2020 Fund - invests approximately 80% and 20% in Fidelity stock and bond mutual funds, respectively.

         o Freedom 2030 Fund - invests approximately 84% and 16% in Fidelity stock and bond mutual funds, respectively.

         o Freedom 2040 Fund - invests approximately 90% and 10% in Fidelity stock mutual funds and bond mutual funds, respectively.

         Each participant's account is credited with the participant's contribution and an allocation of Company's contributions, investments earnings less expenses and forfeitures. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Payment of Benefits

         Upon normal retirement, death, disability or termination, participants may elect to receive their vested account balance as a lump-sum distribution; or have their account balance transferred to an individual retirement account or other qualified plan.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

         Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the portion of their accounts related to the Company's contribution plus related earnings is based on years of credited service. A participant is fully vested after three years of credited service as follows:

                                                                Vested
                           Years of Service                   Percentage
                           ----------------                   ----------

                             Less than 1                           0%
                                       1                          30%
                                       2                          60%
                                       3                         100%

         Participants Loans

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000 reduced by the highest outstanding loan balance in their account during the prior twelve month period. The loans are collateralized by the balance in the participant's account and bear interest at nine percent, which is commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through at least quarterly payroll deductions and are required to be paid within five years.

         Forfeitures

         Forfeitures of the nonvested portion of participant's accounts related to the Company's contribution are used to offset future Company contributions.

         Plan Termination

         While the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify or terminate the Plan without the consent of any participant or beneficiary. In the event of such termination, the Plan provides that the participants shall become 100 percent vested in their accounts, including all employer contributions.

         Plan Administration

         The Plan is administered by certain employees of the Company (the "Plan Administrator"). The Plan's assets are maintained by Fidelity, as trustee.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investments

         Investments are reported at fair value as determined by the trustee. If available, quoted market prices are used to value investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. All investment transactions are recorded by the Plan as of the trade date. Gains or losses on sale of investments are determined by the specific identification method. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend rate.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties

         The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

         Other

         All costs incurred in administering the Plan are paid by the Company except for certain broker fees that are paid out of the various Fidelity funds.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets at December 31 as follows at fair value:

         DESCRIPTION OF INVESTMENT                                       2001         2000
         -------------------------                                     ---------   ----------
         Fidelity Fund                                                $2,768,955   $2,966,712
         Puritan Fund                                                  2,507,730    2,180,848
         Contrafund                                                    5,008,107    4,924,068
         Growth and Income Fund                                        6,019,300    5,705,192
         Blue Chip Fund                                                6,420,095    6,925,660
         Equity Income II Fund                                         3,284,039    3,151,181
         Retirement Money Market Fund                                  2,595,797        *
         Pediatrix Stock Fund                                          3,603,714    2,653,832


         * Did not represent 5 percent or more of the Plan's net assets at December 31, 2000.

4.       INFORMATION CERTIFIED BY TRUSTEE

         The Plan Administrator has received certification from Fidelity, trustee for the Plan for the years ending December 31, 2001 and 2000, as to all data appearing in the financial statements and supplemental schedule (including data regarding investments appearing in Note 3) except for the following:

         o Determination of amounts to be contributed by the Company and the participants;

         o Determination of the amounts of benefits and distributions paid to participants;

         o Tax status; and

         o Plan description and Plan amendments.


5.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated April 16, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

6.       DISTRIBUTION PAYABLE

         Distribution payable pertains to participant pre-tax contributions which exceed the maximum annual dollar limit as established by the IRC. During the years ending December 31, 2001 and 2000, the Plan failed one of the discrimination tests and at December 31, 2001 and 2000, respectively, the Plan had a liability for excess contributions of $1,371 and $1,198, respectively. Such amounts were refunded to the participants by April 15, 2002 and April 15, 2001, respectively, in order to bring the Plan into compliance with the IRC.


7.       PARTY-IN-INTEREST TRANSACTIONS

         The Plan's investments are shares of mutual funds administered by Fidelity. Fidelity is the trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest. Participants' loans are granted and administered by Fidelity and, therefore, these loans transactions qualify as party-in-interest. The Pediatrix Stock Fund invests in the Company's common stock and, therefore, these investment transactions qualify as party-in-interest. All fees and expenses of the Plan for legal, accounting, recordkeeping and other administrative services are paid by the Company.


8.       RECONCILIATIONS OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                         2001            2000
                                                                                         ----            ----
         Net assets available for benefits per the
             financial statements                                                   $44,592,984      $40,365,359
         Less:  Benefit claims payable                                                   (4,871)        (198,117)
                                                                                    -----------      -----------

         Net assets available for benefits per the Form 5500                        $44,588,113      $40,167,242
                                                                                    ===========      ===========


         Benefit claims payable are recorded on the Form 5500 for distribution requested by participants prior to year-end, but not yet returned as of that date.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

9.       SUBSEQUENT EVENT

         Effective January 1, 2002, the 401(k) Plan of Magella Healthcare, Inc. (the "Magella Plan") merged with the Plan. As a result, all assets of the Magella Plan were transferred to the Plan on such date. All participants of the Magella Plan received full carryover of service upon the merger.

PEDIATRIX MEDICAL GROUP THRIFT AND PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
AS OF DECEMBER 31, 2001


(a)       (b)IDENTITY OF ISSUER, BORROWER,             (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY            (d) FAIR
                LESSOR OR SIMILAR PARTY             DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE         VALUE
---  ---------------------------------------------  ---------------------------------------------------------      -----------
 *   Fidelity Management Trust Company              Fidelity Fund                                                  $ 2,768,955
 *   Fidelity Management Trust Company              Puritan Fund                                                     2,507,730
 *   Fidelity Management Trust Company              Contrafund                                                       5,008,107
 *   Fidelity Management Trust Company              Investment Grade BD Fund                                         2,001,055
 *   Fidelity Management Trust Company              Growth and Income Fund                                           6,019,300
 *   Fidelity Management Trust Company              Overseas Fund                                                    1,271,086
 *   Fidelity Management Trust Company              Blue Chip Fund                                                   6,420,095
 *   Fidelity Management Trust Company              Worldwide Fund                                                   1,472,499
 *   Fidelity Management Trust Company              Equity Income II Fund                                            3,284,039
 *   Fidelity Management Trust Company              Retirement Money Market Fund                                     2,595,797
 *   Fidelity Management Trust Company              Pediatrix Stock Fund                                             3,603,714
 *   Fidelity Management Trust Company              Invesco Dynamics Fund                                            1,385,696
 *   Fidelity Management Trust Company              Neuberger & Berman Genesis Trust Fund                            1,255,906
 *   Fidelity Management Trust Company              Ginnie Mae Fund                                                    115,531
 *   Fidelity Management Trust Company              Managed Income Portfolio                                           257,671
 *   Fidelity Management Trust Company              Spartan U.S. Equity Index Fund                                     461,391
 *   Fidelity Management Trust Company              Freedom Income Fund                                                  4,009
 *   Fidelity Management Trust Company              Freedom 2000 Fund                                                    1,667
 *   Fidelity Management Trust Company              Freedom 2010 Fund                                                   71,004
 *   Fidelity Management Trust Company              Freedom 2020 Fund                                                   93,494
 *   Fidelity Management Trust Company              Freedom 2030 Fund                                                  198,611
 *   Fidelity Management Trust Company              Freedom 2040 Fund                                                   13,391
 *   Participants' loans receivable                 Loans to participants, 9%, various maturities through 2006         675,527
                                                                                                                   -----------
                                                                                                                   $41,486,275
                                                                                                                   ===========



* Represents a party-in-interest.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             PEDIATRIX MEDICAL GROUP
                                             THRIFT AND PROFIT SHARING PLAN

Date:  November 14, 2002                     By: /s/ Karl B. Wagner
                                                --------------------------------
                                                Name:  Karl B. Wagner
                                                Title: Chief Financial Officer,
                                                       Sponsor

                                  EXHIBIT INDEX

Exhibit No.           Document Description
-----------           --------------------

23.1*                 Consent of PricewaterhouseCoopers LLP



-------
* Filed herewith.